Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Reports Additional Seabee Exploration Results

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    "Intercepts 31.78 Grams per Tonne of Gold over 3.50 metres True Width"

    SASKATOON, Oct. 31 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ / AMEX:
CGR) today reported its most recent exploration update at the Company's Seabee mine. The following results are from the 2C9709 Deep Zone which is located approximately 500 metres west of the previously reported 2B9714 Deep Zone.
Highlights of the exploration that was conducted between June 2, 2007 and
August 25, 2007 include:

    <<
        - U07-68 31.78 grams per tonne of gold over 3.50 metres
        - U07-71 18.97 grams per tonne of gold over 2.60 metres
        - U07-77 12.85 grams per tonne of gold over 3.00 metres
        - U07-83 7.98 grams per tonne of gold over 9.00 metres

    -------------------------------------------------------------------------
    HOLE ID             MIDPOINT MINE            GRADE     GRADE      TRUE
                       COORDINATES (m)         g/tonne   g/tonne     WIDTH
                 ---------------------------        Au        Au        (m)
                   NORTH      EAST      ELEV.   (uncut)     (cut)
    -------------------------------------------------------------------------
    U07-60       1203.39    917.97   -516.51      2.14      2.14      1.80
    -------------------------------------------------------------------------
    U07-63       1203.41    902.83   -497.88      8.67      8.67      2.20
    -------------------------------------------------------------------------
    U07-68       1205.81    876.67   -555.45     83.27     31.78      3.50
    -------------------------------------------------------------------------
    U07-70       1205.97    880.18   -562.56     24.66     22.47      1.10
    -------------------------------------------------------------------------
    U07-71       1213.66    870.12   -549.51     31.21     18.97      2.60
    -------------------------------------------------------------------------
    U07-72       1205.11    882.56   -489.88      2.77      2.77      4.00
    -------------------------------------------------------------------------
    U07-77       1203.37    920.05   -504.19     12.85     12.85      3.00
    -------------------------------------------------------------------------
    U07-80       1201.61    936.51   -501.24      5.24      5.24      2.20
    -------------------------------------------------------------------------
    U07-83       1209.89    870.22   -526.13     14.95      7.98      9.00
    -------------------------------------------------------------------------
    U07-84       1207.88    867.05   -489.14     65.01      8.70      1.50
    -------------------------------------------------------------------------
    U07-86       1215.30    850.76   -525.22      7.69      7.69      3.00
    -------------------------------------------------------------------------
    >>

    "The 2C9709 Deep Zone results reported today further extend mineralization at the Seabee mine and are in addition to those reported in the
October 18, 2007 news release Claude Resources Inc. Intercepts 15.57 g/tonne over 6.30 metres True Width at Seabee Deep," stated Philip Ng, Vice-President
Operations.
    Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. The results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. A minimum sampling length was 0.3 metres while the maximum was 1.0 metre.
200 gram samples were pulverized until greater than 80% passes through 200 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of
50 grams per tonne was used to determine cut grades. All exploration programs were conducted under the direction of Qualified Person Judy Stoeterau, P.Geo.,
Vice-President, Exploration with Claude Resources Inc. She has reviewed the contents of this news release for accuracy.

    Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 775,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., (306) 668-7505; Philip Ng, Vice President Mining Operations,
Claude Resources Inc., (306) 668-7505; clauderesources(at)clauderesources.com;
www.clauderesources.com; Renmark Financial Communications Inc.: Neil
Murray-Lyon: nmurraylyon(at)renmarkfinancial.com; James Buchanan:
jbuchanan(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717;
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 14:05e 31-OCT-07